EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

TRW has no parent or parents. As of December 31, 2001, certain of its subsidiaries, some of which also have subsidiaries, were as follows:

Name	Organized under the laws of	Percentage of voting securities owned (1)
BDM International, Inc.	Delaware	100.00%
Forjas y Maquinas S.A. de C.V.	Mexico	100.00%
TRW Automotive Espana, S.L	Spain	100.00%
TRW Automotive Japan Co. Ltd.	Japan	100.00%
TRW Automotive Products Inc., which owns, directly or indirectly:	Delaware	100.00%
Frenos y Mecanismos, S.A. de C.V.	Mexico	100.00%
Kelsey-Hayes Canada Limited	Canada	100.00%
Kelsey-Hayes Company	Delaware	100.00%
Kelsey-Hayes Holdings Inc.	Delaware	100.00%
Lucas Automotive GmbH	Germany	100.00%
Lucas Deutschland GmbH	Germany	100.00%
Lucas Industries Limited	United Kingdom	100.00%
Lucas Investment Finance Limited	United Kingdom	100.00%
Lucas Investments Limited	United Kingdom	100.00%
Lucas Western Inc.	Delaware	100.00%
LucasVarity Inc.	Delaware	100.00%
LucasVarity Limited	United Kingdom	100.00%
LucasVarity s.r.o	Czech Republic	100.00%
Stylealpha Limited	United Kingdom	100.00%
TRW Automotive Electronics & Components GmbH & Co. KG	Germany	100.00%
TRW Automotive Safety Systems GmbH & Co. KG	Germany	100.00%
TRW Automotive Safety Systems Holding GmbH	Germany	100.00%
TRW Automotive Safety Systems Inc.	Delaware	100.00%
TRW Automotive UK Limited	United Kingdom	100.00%
TRW Delaware Inc.	Delaware	100.00%
TRW Deutschland GmbH	Germany	100.00%
TRW Deutschland Holding GmbH	Germany	100.00%
TRW Fahrwerksysteme GmbH & Co. KG	Germany	100.00%
TRW France Holding SAS	France	100.00%
TRW Limited	United Kingdom	100.00%
TRW LucasVarity Electric Steering Limited	United Kingdom	100.00%
TRW Occupant Restraint Systems GmbH & Co. KG	Germany	100.00%
TRW Systemes Aeronautiques Holding SAS	France	100.00%
TRW Systemes Aeronautiques SAS	France	100.00%
TRW Systemes de Freinage SAS	France	100.00%
TRW Systems Limited	United Kingdom	100.00%
TRW UK Holding Limited	United Kingdom	100.00%
TRW UK Limited	United Kingdom	100.00%
Varity Automotive Inc.	Delaware	100.00%
TRW Canada Limited, which owns:	Canada	100.00%
TRW Automotive Limitada	Brazil	100.00%

Name	Organized under the laws of	Percentage of voting securities owned (1)
TRW France S.A.	France	100.00%
TRW Italia S.p.A	Italy	100.00%
TRW Koyo Steering Systems Company	Tennessee	51.00%
TRW Netherlands B.V	Netherlands	100.00%
TRW Occupant Restraint Systems (Ventures) Ltd., which owns:	Delaware	100.00%
TRW Polska Sp z o.o.	Poland	100.00%
TRW Odyssey Inc., which owns:	Delaware	100.00%
TRW Sistemas de Direcciones S.A. de C.V.	Mexico	100.00%
TRW Office Property Development Corp.	Ohio	100.00%
TRW Receivables Inc.	Delaware	100.00%
TRW Safety Systems Inc.	Delaware	100.00%
TRW Vehicle Safety Systems Inc.	Delaware	100.00%

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(1)   Total percentages held by TRW and/or its subsidiaries, disregarding Directors' qualifying shares, if any.

The names of certain subsidiaries, which considered in the aggregate would not constitute a "significant subsidiary" as such term is defined in the regulations under the federal securities laws, have been omitted from the foregoing list.